# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Palmer Square Capital BDC Inc., CIK 0001794776
CUSIP: 69702V107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas (KS), 66205
Date of event which requires filing of this statement: 03/12/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 9999999996-25-012220
Filed by CIK 0002060194

## Reporting persons
- 1248 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 0; shared voting power 1,562,897; sole dispositive power 0; shared dispositive power 1,562,897; aggregate amount beneficially owned 1,562,897 (4.8% of the class)
  Comment: 1248 Holdings, LLC ("1248 Holdings")
- BFFV, LLC: type of reporting person: other (OO); citizenship or place of organization: Kansas (KS); member of a group; sole voting power 0; shared voting power 1,391,878; sole dispositive power 0; shared dispositive power 1,391,878; aggregate amount beneficially owned 1,391,878 (4.28% of the class)
  Comment: BFFV, LLC ("BFFV")
  
  EXPLANATORY NOTE
  This Amendment No.1 to Schedule 13G is being filed solely to reflect an internal transfer of shares from BFFV19, LLC to BFFV, LLC. There has been no change in beneficial ownership, control, or percentage of shares held. All other information remains unchanged from the most recent filing.
- Martin Christopher Bicknell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,954,715; sole dispositive power 0; shared dispositive power 2,954,715; aggregate amount beneficially owned 2,954,715 (9.08% of the class)
  Comment: Martin Christopher Bicknell (Mr. Bicknell)

## Item 1. Issuer
Name of issuer: Palmer Square Capital BDC Inc.
Address of issuer's principal executive offices: 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas 66205

## Item 2. Person Filing
Name of person filing:
1248 Holdings, LLC ("1248 Holdings")
BFFV, LLC ("BFFV")
Martin Christopher Bicknell (Mr. Bicknell)

1,562,897 shares are owned directly by 1248 Holdings. 1,391,818 shares are owned directly by BFFV. Mr. Bicknell is the Elected Manager of each of the entities that collectively own all of the outstanding membership interests of BFFV and has sole voting and dispositive power over the shares owned by 1248 Holdings, and thus, Mr. Bicknell may be deemed to be an indirect beneficial owner of the shares owned by each of BFFV and 1248 Holdings.
Address of principal business office or, if none, residence: The address of the principal offices of 1248 Holdings and the business address of Mr. Bicknell is 4622 Pennsylvania Ave, Ste 600 Kansas City, MO 64112. The principal office of BFFV is 5700 W. 112th St. Ste 500, Overland Park, KS 66211.
Citizenship:
1248 Holdings is a Missouri limited liability company.
BFFV is a Kanas limited liability company.
Mr. Bicknell is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Based on Palmer Square Capital BDC Inc.'s Form 10-Q for the quarter ending March 31,2024, there were 32,552,794 shares of common stock issued and outstanding as of February 28, 2024:

1,562,897 shares deemed beneficially owned by 1248 Holdings
1,391,878 shares deemed beneficially owned by BFFV
2,954,715 shares deemed beneficially owned by Mr. Bicknell
Percent of class:
4.8% deemed beneficially owned by 1248 Holdings
4.28% deemed shares directly owned by BFFV
9.08% of shares deemed beneficially owned by Mr. Bicknell
Sole power to vote or to direct the vote:
1248 Holdings - 0
BFFV - 0
Mr. Bicknell - 0
Shared power to vote or to direct the vote:
1248 Holdings - 1,562,897
BFFV - 1,391,878
Mr. Bicknell - 2,954,715
Sole power to dispose or to direct the disposition:
1248 Holdings - 0
BFFV - 0
Mr. Bicknell - 0
Shared power to dispose or to direct the disposition:
1248 Holdings - 1,562,897
BFFV - 1,391,878
Mr. Bicknell - 2,954,715

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 1248 Holdings, LLC: /s/ Christian Scharosch, Christian Scharosch, Authorized Signatory (03/12/2025)
- BFFV, LLC: /s/ Martin C. Bicknell, Martin C. Bicknell, Manager (03/12/2025)
- Martin Christopher Bicknell: /s/ Martin C. Bicknell, Martin Christopher Bicknell, Manager (03/12/2025)